FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, July 13, 2018

Mr.

Mario Farren Risopatrón

Superintendent of Banks and Financial Institutions

Present

Ref: Change in members of the Audit Committee

Mr. Superintendent:

In accordance with the provisions in Chapter 1-15 of the SBIF’s Recopilación Actualizada de Normas (Updated Compilation of Rules), we report that the Board of Banco Santander - Chile in the ordinary session taken place yesterday agreed to appoint Mr. Rodrigo Vergara Montes as a member of the Audit Committee, in replacement of alternate director Mrs. Blanca Bustamante Bravo.

Therefore, the Audit Committee is currently formed by Mr. Orlando Poblete Iturrate (President), Mr. Félix de Vicente Mingo and Mr. Rodrigo Vergara Montes.

It is important to note that Mr. Vergara was appointed independent director of the Bank, giving his legal declaration under the terms of Article 50 bis of the Corporations Act.

Sincerely,

Miguel Mata Huerta

CHIEF EXECUTIVE OFFICER

C.c. Comisión para el Mercado Financiero

Bolsa de Valores

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: July 13, 2018